Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

November 2, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Clampitt, Senior Staff Attorney
Josh Samples, Staff Attorney

Re:	Lakeland Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-207390

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lakeland Bancorp, Inc. (the “Company”) hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Time, on Wednesday, November 4, 2015, or as soon thereafter as practicable.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Laura R. Kuntz of Lowenstein Sandler LLP at 973-597-2398 to confirm the effectiveness of the Registration Statement or with any questions that you may have.

Very truly yours,

Lakeland Bancorp, Inc.

By:	/s/ Timothy J. Matteson
	Name:	Timothy J. Matteson
	Title:	Executive Vice President, General Counsel and Corporate Secretary